(212) 318-6095

thomaspeeney@paulhastings.com

October 6, 2023

VIA EDGAR

Mr. Raymond A. Be

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Jefferies Credit Partners BDC Inc.
File No. 000-56584

Dear Mr. Be:

On behalf of Jefferies Credit Partners BDC Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) this letter in response to the Staff’s recent accounting comments to the undersigned with respect to Amendment No. 1 to the registration statement on Form 10 (the “Registration Statement”) in connection with the registration of the Company’s shares of common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

For convenience of reference, the Staff’s comments have been reproduced herein. The responses to the Staff’s comments are reflected below and will be incorporated in Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement. Where the Company has revised certain disclosure in the Amended Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

ACCOUNTING COMMENTS

Comment 1: Under the heading, “Item 1(c). Description of Business — Formation Transactions,” in the second paragraph, at the end of the second sentence, please describe the nature of any “purchase price adjustments.”

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Warehouse Portfolio is subject to certain purchase price adjustments. The nature of any such purchase price adjustments may include, for example, changes to the extent that any delayed draw term loan commitments are funded, cancelled or terminated prior to the purchase date of any such delayed draw term loan. Additionally, with respect to any term loan, there may be purchase price adjustments due to any payment, repayment, prepayment or refinancing of such term loan prior to the purchase date.

Comment 2: Under the heading, “Item 2. Financial Information — Management’s Discussion and Analysis of Financial Condition and Results of Operations – Leverage,” in the second paragraph, please revise the relevant disclosure to be consistent with Rule 18f-4 under the Investment Company Act.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly.

Comment 3: On page F-3, in relation to Company’s audited seed financial statements, please consider including in the line item labeled, “Commitments and contingencies,” the total dollar amount of commitments and contingent liabilities on the face of the “Statement of Assets and Liabilities.” For your reference, please note that the Staff revisited the topic of accounting and financial statement presentation for organization and offering costs in seed financial statements, most recently discussed during the AICPA December 2013 Expert Panel meeting and the July 2014 Expert Panel conference call.

Response: The Company respectfully acknowledges the Staff’s comment and notes that on the Statement of Assets and Liabilities, the Company discloses a line item for “Commitments and contingencies” in accordance with Article 6 of Regulation S-X. On the Statement of Assets and Liabilities, the Company also parenthetically notes that commitments and contingencies are described further in Note 5. In Note 5 to the Financial Statement, the Company provides additional information regarding the commitment and the total dollar amount that was incurred through the date of the Financial Statement. Although the Company considered disclosing the dollar amount on the Statement of Assets and Liabilities, it believes that the current disclosure, including the reference to Note 5 in the line item for “Commitments and contingencies” and companion disclosure within Note 5 provides all of the information regarding the Company’s commitments and contingencies.

Comment 4: On page F-5, in relation to “Organization and Offering Expenses,” please provide an analysis pursuant to FASB ASC 450-20-25-2 explaining why no accrual has been booked for repayment to the Adviser of organization and offering costs. In your response, please explain whether there are any known commitments to purchase shares of the Company.

Response: The Company respectfully acknowledges the Staff’s comment and notes that in accordance with FASB ASC 450-20-25-2, for a loss contingency to be recorded as an accrual, the loss must be both probable and reasonably estimable. The Company discloses in Note 2 to the Financial Statement that the Company will not bear any organization and offering costs until the “Commencement of Operations” has occurred.

“Commencement of Operations” is defined within Note 2 to the Financial Statement as the beginning of active operations of the Company that may occur on any calendar day; provided, however, each of the following has occurred: (i) the registration statement is effective; (ii) the Company filed an election to be regulated as a BDC under the Investment Company Act and is subject to the Investment Company Act requirements applicable to BDCs; (iii) the Company received debt financing commitments on terms that are satisfactory to the Company, subject to customary closing conditions; and (iv) the initial closing of the private offering shall have been consummated.

The Company believes that, as of the date of the Financial Statement, it was not probable that the “Commencement of Operations” will occur. As a result, a loss contingency was not accrued on the Statement of Assets and Liabilities but was disclosed within the Notes to the Financial Statement to provide users an understanding of the potential liability the Company would incur if these conditions were met. Additionally, as of the date of the Financial Statement, there were no commitments to purchase shares of the Company.

Comment 5: On page F-10, in relation to “Note 7. Subsequent Events,” in the second paragraph, there is disclosure of closing conditions to acquire the Portfolio Investments. Please consider whether the closing conditions disclosed in the subsequent event note should also be disclosed in the Form 10 as well under the heading, “Item 1(c). Description of Business — Formation Transactions.”

Response: The Company respectfully acknowledges the Staff’s comment and, under the heading “Item 1(c). Description of Business — Formation Transactions,” has revised the disclosure accordingly.

Comment 6: On page F-10, in relation to “Note 7. Subsequent Events,” under the heading, “Item 1(c). Description of Business — Formation Transactions,” there is disclosure that Jefferies Finance will provide the unsecured bridge financing to fund the purchase of the Warehouse Portfolio. Please explain why similar disclosure is not included or referenced in the subsequent event note as well.

Response: The Company notes that Jefferies Finance has not contractually committed to provide the referenced unsecured bridge financing to fund the purchase of the Warehouse Portfolio. As a result, the Company does not believe that it would be appropriate to include a representation in Note 7 to the Financial Statement that Jefferies Finance will provide such funding. Additionally, the Company has revised the relevant disclosure in the Amended Registration Statement under the heading, “Item 1(c). Description of Business — Formation Transactions,” to clarify the conditional nature of any such bridge financing as follows:

“Jefferies Finance ~~will~~ intends to provide us with unsecured bridge financing to fund the purchase of the Warehouse Portfolio, which is expected to be repaid in whole, after our election to be regulated as a BDC, with the proceeds of the initial Drawdown Purchase (as defined below) or a combination of the proceeds of the initial Drawdown Purchase and any committed debt financing we may have in place at such time. Investment personnel of the Investment Adviser were responsible for the selection of securities in the Warehouse Portfolio.”

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Should you have any questions regarding this letter, please feel free to contact me at (212) 318-6095.

/s/ Thomas D. Peeney

Thomas D. Peeney

for PAUL HASTINGS LLP

cc:	Frank Lopez, Paul Hastings
Michael R. Rosella, Paul Hastings
Jay Williamson, Securities & Exchange Commission
Jeffrey Long, Securities & Exchange Commission

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